Exhibit 99.1

Gold Royalty Declares Second Quarter 2023 Dividend

DESIGNATED NEWS RELEASE

Vancouver, British Columbia – May 23, 2023 – Gold Royalty Corp. (NYSE American: GROY) (“Gold Royalty” or the “Company”) is pleased to announce that its board of directors has declared the Company’s second quarter 2023 cash dividend of US$0.01 per common share. The dividend will be paid on June 30, 2023 to shareholders of record as of the close of business on June 20, 2023.

The dividend qualifies as an “eligible” dividend as defined in the Income Tax Act (Canada). The dividend is subject to customary Canadian withholding tax for shareholders that are not resident in Canada. The Company’s dividend program contemplates quarterly dividends, the declaration, timing, amount and payment of which will be subject to the discretion and approval of the board of directors of the Company based on relevant factors, including, among others, the Company’s financial condition and capital allocation plans.

Dividend Reinvestment Plan

The Company reminds shareholders that it has implemented a dividend reinvestment plan (the “DRIP”).

In order to be eligible to participate in the DRIP for the second quarter, registered shareholders, who have not already done so, must complete the enrollment form via the link provided below, which is also available on the Company’s website, by 5:00 pm (EDT) on June 13, 2023. Beneficial shareholders will need to make arrangements through their brokers and/or nominees sufficiently in advance of such time.

The DRIP allows participating shareholders to reinvest some or all their cash dividends into additional common shares, without incurring any additional brokerage fees or commissions. Participation in the DRIP is optional and will not affect shareholders’ cash dividends unless they elect to participate in the DRIP.

For the purposes of this dividend, the Company has elected to issue common shares under the DRIP through treasury at the Average Market Price, as defined in the DRIP.

Participation in the DRIP

Participation in the DRIP is available to shareholders residing in (i) Canada; (ii) the United States; and (iii) all other jurisdictions where such participation is not prohibited under applicable law.

Registered Shareholders

Registered Shareholders may enroll in the DRIP by completing an enrollment form, which is available on the Company’s website at http://www.goldroyalty.com/investors/dividends/ and following the instructions therein.

Beneficial Shareholders

Beneficial shareholders should contact their financial intermediary to seek enrollment. In order to participate in the DRIP, a beneficial shareholder must either:

1.	arrange for their broker or other nominee to enroll in the DRIP on their behalf; or

2.	transfer their common shares into their own name and enroll directly in the DRIP as a registered shareholder.

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Due to the rules and policies of The Depository Trust Company (“DTC”), in order to make an election under the DRIP, beneficial shareholders that hold their common shares through a DTC participant broker, will need to either cause their broker to withdraw their shares from DTC and deposit them with the Clearing and Depository Services, Inc.; or (ii) cause their broker to register such shares directly in the name of such beneficial shareholder. Such actions would need to be completed with sufficient time to deliver elections prior to applicable deadlines as set forth in the DRIP.

All shareholders considering enrollment in the DRIP should carefully review the terms of the DRIP, a copy of which is available at http://www.goldroyalty.com/investors/dividends/, and consult with their advisors as to the implications of enrollment in the DRIP.

This news release is not an offer to sell or a solicitation of an offer of securities. The Company has filed a registration statement relating to the DRIP with the U.S. Securities and Exchange Commission, and electronic copies may be obtained under the Company’s profile on the U.S. Securities and Exchange Commission’s website at http://www.sec.gov or by contacting the Company using the contact information below.

Shareholders with any questions regarding the DRIP and the enrollment process may contact: info@goldroyalty.com.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to invest in high-quality, sustainable, and responsible mining operations to build a diversified portfolio of precious metals royalty and streaming interests that generate superior long-term returns for our shareholders. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

Gold Royalty Corp.

Peter Behncke

Manager, Corporate Development & Investor Relations

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Cautionary Statement on Forward-Looking Information:

Certain of the information contained in this news release constitutes ‘forward-looking information’ and ‘forward-looking statements’ within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”) which involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements respecting future dividends. Forward-looking statements are based upon certain assumptions and other important factors, including assumptions relating to commodities prices, the projects underlying the Company’s royalty interests and the business of the Company. Forward-looking statements are subject to a number of risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements including, among others, risks related to the Company’s ability to satisfy the conditions and covenants necessary to exercise the Accordion, and other factors set forth in the Company’s Annual Report on Form 20-F for the year ended September 30, 2022 and its other publicly filed documents under its profiles at www.sedar.com and www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

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